Christyn L. Rossman

January 24, 2014

January 24, 2014

Amy Miller, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Fixed Income Securities Funds; File No. 2-47371

Dear Ms. Miller,

The following responds your comments during our conversation on January 23, 2014 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 98 that was filed on December 9, 2013 pursuant to Rule 485(a).

Comment 1:   Prospectus – Fund Summary –Primary Investment Strategies (page 34)

Comment:       As currently drafted, the final sentence under the subheading Primary Investment Strategies states “The Fund uses multiple investment advisors.”  Please consider if the placement of this disclosure is appropriate.

Response:        Consistent with other multi-managed Vanguard Funds, we feel that the disclosing that the fund has multiple advisors is appropriate under Form N-1A, Item 4(a) in order to adequately summarize how the Fund intends to achieve its investment objective.

Comment 2:   Prospectus – Fund Summary – Tax Information (page 37)

Comment:       As currently drafted, the prospectus states that “The Fund’s distributions may be taxable as ordinary income or capital gain.” Please clarify that this characterization does not apply to investors holdings shares in tax-deferred accounts.

Response:        We will revise the Tax Information section to read as follows (new material in italics):  “The Fund’s distributions may be taxed as ordinary income or capital gains. If you are investing through a tax-deferred retirement account, such as an IRA, special tax rules apply.” As we mentioned in our phone conversation, the tax rules for these types of accounts are complex and vary. Different language appears in the Tax Information section of the Fund Summary for the prospectuses that are designed specifically for the participants in employer-sponsored retirement plans.

0288847, v0.1

Christyn L. Rossman

January 24, 2014

Comment 3:   Tandy Requirements

As required by the SEC, the Funds acknowledge that:

•         Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-8439 with any questions or comments regarding the above response.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Christyn L. Rossman

Associate Counsel